

Mail Stop 3233

September 19, 2016

Via E-Mail
Ms. Leslie D. Hale
Chief Financial Officer
RLJ Lodging Trust
3 Bethesda Metro Center, Suite 1000
Bethesda, MD 20814

>   **Re: RLJ Lodging Trust**
>   **Form 10-K for the Year Ended December 31, 2015**
>   **Filed February 26, 2016**
>   **Form 8-K filed August 3, 2016**
>   **File No. 1-35169**

Dear Ms. Hale:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed August 3, 2016

Item 2.02 Results of Operations and Financial Condition

1. We note that your earnings release appears to focus on key non-GAAP financial measures and not GAAP financial measures. Please tell us how you considered the updated Compliance and Disclosure Interpretations issued on May 17, 2016, specifically Question 102.10, when you prepared your release.

2. We note your adjustments related to sold properties and prior ownership as part of your presentation of Pro Forma Consolidated Hotel EBITDA, Pro Forma EBITDA and Pro Forma Hotel Revenue. In future earnings releases please disclose the hotels included in these adjustments for the periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant at 202-551-3395 or the undersigned at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at 202-551-3585 or Jennifer Gowetski, Senior Counsel at 202-551-3401 with any other questions.

Sincerely,

/s/ Shannon Sobotka

Staff Accountant
Office of Real Estate and
Commodities